Exhibit 99.1

AirNet Announces Changes in the Board of Directors

BEIJING, March 11, 2024 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (the “Company”) (Nasdaq: ANTE), today announced changes in its board of directors (the “Board”).

Mr. Dong Wen has tendered resignation as an independent director of the Company, a member of the audit committee of the Board, and the chairperson and a member of each of the compensation committee and compliance committee of the Board, effective from March 8, 2024. Mr. Hua Zhuo has tendered resignation as an independent director of the Company and a member of each of the audit committee, the compensation committee and the compliance committee of Board, effective from the same date. Their resignation was for personal reasons and did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice.

Ms. Tong Lin has been appointed as an independent director of the Board, a member of each of the audit committee and the compensation committee of the Board, and the chairperson and a member of the compliance committee of the Board, effective from March 8, 2024. Ms. Tong Lin had been serving as a director of human resources at Hong Kong Strength Company Group from March 2020 to June 2022. Prior to that, Ms. Lin worked at Haier Group Corporation from May 2014 to September 2019 as a director of human resources and at Geliahao Group from June 2006 to September 2013 as a human resources specialist. Ms. Lin received a bachelor’s degree in accounting from Northeastern University in June 2006, and a master’s degree in executive business administration from Tsinghua Shenzhen International Graduate School in June 2013. In addition, Mr. Shirong Tong has been appointed as a member of each of the audit committee and compliance committee of the Board as well as the chairperson and a member of the compensation committee of the Board, effective from March 8, 2024.

Upon the effectiveness of the above-mentioned changes, the Board will consist of five directors, including three independent directors, and each of the audit committee, the compensation committee and the compliance committee of the Board will consist of Mr. Songzuo Xiang, Mr. Shirong Tong and Ms. Tong Lin. Mr. Songzuo Xiang is the chairperson of the audit committee of the Board, Mr. Shirong Tong will be the chairperson of the compensation committee and Mr. Tong Lin will be the chairperson of the compliance committee.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact

Linda Wang

Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com